                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

September 2, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard International Equity Index Funds; File No. 33-32548

Dear Mr. Sandoe,

The following responds to your comments of August 6, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 66 that was filed on June 24, 2010 pursuant to Rule 485(a).  The comments pertain to Vanguard Global ex-U.S. Real Estate Index Fund.

Comment 1:    Fees and Expenses (Institutional and ETF Shares)

Comment:         Each Fund’s estimated annual operating expense ratio is provided without a breakdown of the management and other expenses.

Response:         The estimated annual operating expense ratio will be provided, along with the breakdown of the management and other expenses, in a subsequent filing before these Funds go effective.

Comment 2:    Fees and Expenses (ETF Shares)

Comment:         Delete footnote #2 to the fee table that describes the application of the redemption fee.  This information is not permitted by Form N-1A in the summary section.

Response:         Vanguard believes this footnote provides important and material information to investors about the Fund’s redemption fee.  We note that at least two other fund companies have recently updated their registration statements and retained footnotes to their fee tables.  We believe retaining this footnote to the fee table is a critical component in making the Fund’s summary prospectus comparable to the summary prospectuses of other funds.  For these reasons, we will retain the footnote.

Comment 3:    Primary Investment Strategies (Institutional and ETF Shares)

Comment:         Include the market capitalization strategy for the Fund.

Response:         The Fund does not seek to invest in any particular market-cap range.  Rather, the Fund seeks to track an international property index.  The primary investment strategy disclosure focuses on how the Fund seeks to track its target benchmark, while the market capitalization discussion is addressed in the Item 9 disclosure.  We believe this approach complies with Form N-1A.

Comment 4:    Primary Risks (Institutional and ETF Shares)

Comment:         Consider adding small and/or mid-cap risk to the primary risk disclosure.

Response:         We will add the requested disclosure.

Comment 5:    Primary Risks (Institutional and ETF Shares)

Comment:         Consider adding real estate risk.

Response:         We will add the requested disclosure.

Comment 6:    Primary Risks (Institutional and ETF Shares)

Comment:         Unless the Fund is advised by or sold through an insured depository institution, delete the sentence stating that “an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the [FDIC] or any other governmental agency.”

Response:         The Fund may be sold through depository institutions.  Therefore, we will retain this disclosure.

Comment 7:    Tax Information (Institutional and ETF Shares)

Comment:         Delete all but the first sentence of this section, which states that the Fund’s distributions may be taxed as ordinary income or capital gain.

Response:         We will make the requested edit.

Comment 8:    Security Selection (Institutional and ETF Shares)

Comment:         Please provide updated data for the benchmark index.

Response:         We will include the most current data available for the final prospectus.  In the interim, the data as of July 30, 2010 is as follows:

The S&P Global ex-U.S. Property Index consists of approximately 372 securities in 35 countries. The Index includes companies that derive more than 60% of their revenue from real estate-related activities. Real estate agents, brokers, appraisers, and companies that build residential units for sale to homeowners are excluded from the Index. Developed and emerging markets account for approximately 85% and 15% respectively, of the Index. Most of the emerging markets exposure (94% as of July 30, 2010) consists of REOC securities. As of July 30, 2010, the largest markets covered in the Index were Hong Kong, Japan, Australia and Singapore (which made up approximately 20%, 17%, 13%, and 8%, respectively, of the Index’s market capitalization). Large, mid-, and small-cap stocks account for approximately 23%, 46%, and 31%, respectively, of the Index.

Comment 9:    Other Investment Policies and Risks

Comment:         If derivative risk is a principal risk of the Fund, make disclosure changes as noted in the SEC’s July 30, 2010 letter to the ICI.

Response:         Derivative risk is not a principal risk of the Fund.

Comment 10:  SAI– Fundamental Policies

Comment:         The second to last paragraph of the fundamental policies section states that “unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in the percentage resulting from a change in the market value of assets will not constitute a violation of the restriction.”  Please modify the disclosure to note that a fund’s borrowing is an exception to the general rule stated above.

Response:         We have modified the disclosure as requested.

Comment 11:  SAI – Management of the Funds

Comment:         Please include disclosure that notes why each individual trustee is qualified to serve on the board.

Response:         We will update the SAI as requested.

Comment 12:  Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel